

Josh Clemente · 3rd

Founder, Levels | CrossFit L2 | Former SpaceX

Philadelphia, Pennsylvania, United States · Contact info

500+ connections

Levels

The Catholic University of America

Experience

Founder and President
Levels · Full-time

Jun 2019 – Present · 2 yrs 8 mos

Enabling individual access to real-time biological information, combined with deep, actionable insights. Levels is sparking Metabolic Awareness in pursuit of Metabolic Fitness.

VP Engineering
Mission Integrated Technologies

Apr 2017 – Jun 2019 · 2 yrs 3 mos

Senior Design Engineer
Hyperloop One

Mar 2016 – Apr 2017 · 1 yr 2 mos

Greater Los Angeles Area

Responsible for design, build, and test of Hyperloop structural systems.

Lead Life Support Systems Engineer
SpaceX

Aug 2010 – Jan 2016 · 5 yrs 6 mos

Hawthorne, California

Team leader charged with development of all pressurized life support systems aboard the Crew Dragon spacecraft.

My time at SpaceX also included Structures Thermal Engineer, and Structures Man ...see more

Owner/General Contractor
ForrestWorks

Jun 2005 – Jun 2010 · 5 yrs 1 mo

Stafford, VA

Small to medium scale home renovation projects including kitchens, basements and bathrooms. Traditional wood, laminate, and tile flooring installation. Deck construction and exterior remodeling and roofing projects. ...see more

Education

The Catholic University of America
Bachelor of Engineering - BE, Mechanical Engineering

2006 – 2010

Activities and Societies: Phi Eta Sigma Freshman Honor Society, Rugby Club

Licenses & certifications

CrossFit Level 2 Trainer
CrossFit, Inc.
Issued Aug 2019 · Expires Aug 2024

Nitrox-rated SCUBA
PADI